SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter sent today to the Chilean Superintendency of Banks, informing the resignation of a member of the Board of Directors and the designation of the new Director and a new Advisor of the Board.

Santiago, February 3, 2005

Mr.
Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Subject: Essential Information

Mr. Superintendent:

According to Articles 9 and 10 of the Securities Law N° 18,045 and the Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions I hereby inform as Essential Information that on the Board Meeting held on February 3, 2005, it was resolved to accept the resignation as member of the Board of Directors presented by Mr. Máximo Silva Baffalluy and to appoint Mr. Fernando Cañas Berkowitz as Director until the next Shareholders Meeting.

Additionally, Mr. Máximo Silva Baffalluy was appointed Advisor of the Board.

Sincerely,

Pablo Granifo Lavín
   General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer